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Filed by First Data Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

First Data Corporation issued the following press release today:

Contacts:	David Banks Investor Relations 303.967.8057
Greg Rossiter Media Relations 303.967.6275

FIRST DATA ANNOUNCES $0.39 EARNINGS PER SHARE AND 15% REVENUE GROWTH

        DENVER, April 10, 2003—First Data Corp. (NYSE: FDC), today reported 15% revenue growth in the first quarter to $2.0 billion. Earnings per share (EPS) of $0.39 grew 22% from first quarter 2002 recurring EPS of $0.32 and 26% from reported EPS of $0.31. Cash flow from operations and free cash flow both were reflective of the high quality of earnings.

        "I am very excited about announcing another exceptional quarter and about our recently announced pending merger with Concord," said Charlie Fote, chairman and chief executive officer. "Our 29,000 employees remain keenly focused on current market conditions and opportunities. The momentum of the past several quarters, along with the solid first quarter results, sets the stage for another successful year."

        On the pending merger with Concord, Fote noted the combination will create the premier electronic transaction company that will benefit all constituents in the payments system while serving an increasingly diverse customer base.

        (Refer to the Financial Measures section below for the definition of recurring operations.)

Business Segment Highlights

        Payment Services, comprised largely of Western Union, achieved first quarter revenue growth of 19% to $853 million. Profit margins improved to 33% from 32% a year ago, and operating profits were $281 million, a 22% increase over first quarter 2002. Expanding and diversifying global distribution, aggressively supporting the Western Union brand, and extending Western Union branded product offerings remain the key drivers of success for Western Union.

        Western Union's ability to make available world-class product offerings through its far-reaching distribution network has delivered strong transaction growth for yet another quarter. In the first quarter, consumer-to-consumer money transfer transactions, which account for nearly 80% of Western Union's money transfer revenue, grew 23%, including 33% growth in Mexico. Consumer-to-business transactions grew 11%. Prepaid services transactions grew 43%.

        Western Union continued its strong international performance, achieving transaction growth of 28% and revenue growth of 27% in the quarter. Forty-nine of the top 50 countries had positive revenue and transaction growth. The agent network rollout in India and China remains on plan. Western Union finished the quarter with 17,000 locations in these two countries.

        Western Union ended the quarter with approximately 159,000 worldwide locations, a 28% increase compared with first quarter 2002, after adding 8,000 new agent locations in the first quarter. Included in that total is the rollout of the Australia Post, which added about 3,000 new locations.

        With the accelerated add rate and the current backlog of more than 20,000 locations, Western Union will finish the year at or above its target of 180,000 locations. Renewals were signed with Delhaize America and The Kroger Co., which will add an additional 1,500 Western Union locations at these two customers alone.

        Card Issuing Services posted revenues of $524 million, a 16% year-over-year growth primarily due to increased print, mail and plastics outsourcing business including the related reimbursable postage. As anticipated, operating profits of $76 million continued to decline as a result of decreasing sub-prime business, additional depreciation and amortization expense resulting from the recently completed system redesign, and increased investments in international markets.

        During the quarter, two clients' accounts were converted. The focus throughout the year will remain on converting approximately 37 million accounts from the pipeline, which now stands at nearly 90 million. The pipeline has increased by several million additional GE accounts.

        Merchant Services grew revenue 12% for the first quarter to $697 million. Operating profits rose 8% to $154 million. Merchant processing transactions grew 23%. The first quarter adoption of Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," negatively affected revenue and operating profit growth on a year-over-year basis by 0.8% and 3.6%, respectively.

        In the international arena, First Data continues to capitalize on its strengths and opportunities as evidenced by three recently signed agreements: a long-term revenue sharing alliance with one of Europe's leading card transaction processors, HBOS PLC; a new long-term agreement with Scotiabank to provide credit card processing services in 19 countries across the Caribbean and Central America; and the acquisition of German-based TeleCash Kommunikations-Service GmbH, which closed at the end of March, adding to First Data's ability to enable international merchants to accept a variety of electronic payment types through a network of point-of-sale terminals.

        Emerging Payments, First Data's eONE Global business, reported $37 million in revenue during the quarter. First Data continues to invest in its eONE Global business, which is centered around government and mobile payments, and includes govONE Solutions, GovConnect, Taxware, Encorus Technologies and BillingZone.

Other Highlights

        During the quarter, the company repurchased 3.2 million shares of its stock for $107 million at an average price of $33.21 per share under the repurchase program authorized by the company's board of directors. The remaining authorization for stock repurchases is approximately $355 million. The company expects to continue to repurchase its stock under the stock repurchase program when the economics justify its use of cash and when allowable under applicable regulations.

Financial Measures

        As noted earlier, EPS of $0.39 grew 26% on a reported basis and 22% on a recurring operations. Results from recurring operations are non-GAAP (generally accepted accounting principles) measures and should be viewed in addition to, and not in lieu of, the company's reported results. Reconciliations to comparable GAAP measures are available in the accompanying schedules and in the "Invest"

section of the company's web site at www.firstdata.com. Recurring operations exclude the cumulative effect of a change in accounting principle and the results of divested and discontinued businesses; restructuring, impairment, significant litigation and regulatory settlement charges; and divestiture and non-operating investment gains and losses, as detailed in the accompanying schedules. Recurring operations enhance the understanding of the company's performance by providing comparative results that exclude certain items that are not indicative of normal, recurring operating trends.

Conference Call and Webcast

        First Data will hold a conference call today at 8:00 a.m. EDT to discuss the company's first quarter financial performance. Charlie Fote, chairman and chief executive officer; Kim Patmore, executive vice president and chief financial officer; and David Banks, senior vice president of Investor Relations will host the call. The call will be open to the public. The conference call can be accessed by calling 888-831-9087 (in the U.S.) or 712-257-3665 (internationally) and passcode: FDC. This call also will be broadcast on the company's web site at www.firstdata.com. Interested parties are encouraged to click on the webcast link 10-15 minutes prior to the start of the conference call.

        A replay of the conference call and the webcast will be available within one hour after the live call concludes through 5:00 p.m. EDT April 17, 2003. The replay of the call is available at 800-944-2730 in the U.S. or 402-220-9111 internationally (no passcode required) and a replay of the webcast is available at www.firstdata.com.

        Please note: All statements made by First Data officers on this call are the property of First Data and subject to copyright protection. Recording of the call is prohibited without the express written consent of First Data.

# # # # #

        First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include a total of approximately 159,000 Agent locations in more than 195 countries and territories. For more information, please visit the company's web site at www.firstdata.com.

Not a Proxy Solicitation

        This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111.

Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

        First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2003 annual meeting of stockholders.

FIRST DATA CORPORATION
SUMMARY FINANCIAL HIGHLIGHTS
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended March 31,
	2003	2002	Change
Total revenues (GAAP)(a)	$2,009.0	$1,740.3	15%

Income before income taxes, minority interest and equity earnings in affiliates
Recurring operations	$399.6	$345.3	16%
Items excluded from recurring operations(b)	(0.1)	(14.6)

Reported (GAAP)	$399.5	$330.7	21%

Net income
Recurring operations	$292.7	$252.4	16%
Items excluded from recurring operations	(0.1)	(8.1)

Reported (GAAP)	$292.6	$244.3	20%

Earnings per common share—diluted (c)
Recurring operations	$0.39	$0.32	22%
Items excluded from recurring operations	—	(0.01)

Reported (GAAP)	$0.39	$0.31	26%

Weighted average shares outstanding—diluted(c)	760.0	780.9	-3%
Net income margins
Recurring operations	14.6%	14.5%	0.1	pts
Items excluded from recurring operations	—	(0.5)%

Reported (GAAP)	14.6%	14.0%	0.6	pts

(See accompanying notes)

FIRST DATA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended March 31,
	2003	2002	Change
Revenues:
Transaction and processing service fees:
Payment services	$758.2	$630.2	20%
Merchant services(a)	482.3	423.3	14%
Check verification and guarantee services	92.4	84.6	9%
Card issuing services	336.9	314.3	7%
All other	36.5	40.3	-9%
Investment income, net	29.9	29.9	—
Professional services	26.3	20.0	32%
Software licensing and maintenance	11.2	10.4	8%
Product sales and other	68.8	71.8	-4%
Reimbursable postage and other	166.5	115.5	44%

	2,009.0	1,740.3	15%

Expenses:(a)
Cost of services	1,034.5	904.2	14%
Cost of products sold	44.4	46.4	-4%
Selling, general and administrative	338.9	299.8	13%
Reimbursable postage and other	166.5	115.5	44%
Other operating expenses:
Restructuring, net	—	8.9	NM

	1,584.3	1,374.8	15%

Operating profit	424.7	365.5	16%

Other income (expense):
Interest income	1.3	1.6	-19%
Interest expense	(26.4)	(30.7)	-14%
Investment gains and (losses)	(0.1)	(5.7)	NM

	(25.2)	(34.8)	-28%

Income before income taxes, minority interest and equity earnings in affiliates	399.5	330.7	21%

Income taxes	111.0	89.9	23%
Minority interest	(24.9)	(20.6)	21%
Equity earnings in affiliates	29.0	24.1	20%

Net income	$292.6	$244.3	20%

Earnings per share—basic(c)	$0.39	$0.32	22%
Earnings per share—diluted(c)	$0.39	$0.31	26%
Weighted average shares outstanding:(c)
Basic	750.2	762.7	-2%
Diluted	760.0	780.9	-3%
Shares outstanding at end of period(c)	747.9	764.6	-2%

(See accompanying notes)

FIRST DATA CORPORATION
SUMMARY SEGMENT DATA
(Unaudited)
(In millions)

	Three Months Ended March 31,
	2003	2002	Change
Revenues:
Payment services	$852.5	$719.1	19%
Merchant services(a)	697.3	623.3	12%
Card issuing services	523.5	452.3	16%
Emerging payments	36.7	26.9	36%
All other and corporate	20.4	22.7	-10%

Subtotal	2,130.4	1,844.3	16%

Adjustments for items included in segment operations:(d)
Equity earnings in affiliates(e)	(36.7)	(30.4)	21%
Interest income	(1.3)	(1.6)	-19%
Eliminations(f)	(83.4)	(72.0)	16%

Consolidated	$2,009.0	$1,740.3	15%

Income before income taxes, minority interest and equity earnings in affiliates:
Segment operating profit:(g)
Payment services	$280.7	$230.3	22%
Merchant services	154.4	143.3	8%
Card issuing services	75.7	84.5	-10%
Emerging payments	(4.0)	(8.4)	52%
All other and corporate	(21.1)	(20.7)	-2%

Subtotal	485.7	429.0	13%

Adjustments for items included in segment operating profit:(h)
Equity earnings in affiliates	(29.0)	(24.1)	20%
Minority interest from segment operations(i)	24.9	22.3	12%
Eliminations(j)	(55.6)	(51.2)	9%
Interest expense	(26.4)	(30.7)	-14%
Items excluded from recurring operations(b)	(0.1)	(14.6)	NM

Income before income taxes, minority interest and equity earnings in affiliates	$399.5	$330.7	21%

Depreciation & Amortization:
Payment services	$29.0	$20.3	43%
Merchant services(a)	61.6	57.1	8%
Card issuing services	45.6	40.2	13%
Emerging payments	2.8	3.1	-10%
All other and corporate	4.4	4.9	-10%

Consolidated	$143.4	$125.6	14%

(See accompanying notes)

(a)
In the third quarter of 2002, the Company acquired a majority interest in three merchant alliances, Huntington Merchant Services, Wachovia Merchant Services and Wells Fargo Merchant Services. Revenues and expenses have been retroactively restated back to January 1, 2002 to reflect the merchant alliances, which were previously accounted for under the equity method of accounting, as consolidated subsidiaries.

(b)
The items excluded from recurring operations in 2003 represent $0.1 million in investment losses. The items excluded from recurring operations in 2002 consist of $8.9 million in restructuring charges and $5.7 million in investment losses. Minority interest associated with these charges totaled $1.7 million.

(c)
In March 2002, the Company's Board of Directors declared a 2-for-1 stock split of the Company's common stock to be effected in the form of a stock dividend. Shareholders of record on May 20, 2002 received one share of the Company's common stock for each share owned. The distribution of the shares occurred after the close of business on June 4, 2002. All share and per share amounts for 2002 have been retroactively restated for all periods to reflect the impact of the stock split.

(d)
Adjustments for items included in segment operations represent items that are included in segment revenues but are excluded from total revenues on the Consolidated Statements of Income.

(e)
Excludes equity losses that were recorded in expense of $0.9 million for the three months ended March 31, 2003 and the amortization related to the excess of the investment balance over the Company's proportionate share of the investee's net book value for 2003 and 2002.

(f)
Represents elimination of adjustment to record payment services revenues on a pre-tax equivalent basis and elimination of intersegment revenue.

(g)
Segment operating profit includes interest income, minority interest and equity earnings in affiliates net of related amortization expense and the allocation of corporate overhead. Segment operating profit excludes items discussed in note (b) above and interest expense.

(h)
Adjustments for items included in segment operating profit represent items that are included in segment operating profit but are excluded from "Income before income taxes, minority interest and equity earnings in affiliates" on the Consolidated Statements of Income.

(i)
Minority interest from segment operations excludes minority interest attributable to items excluded from segment operations.

(j)
Primarily represents elimination of adjustment to record payment services profits on a pre-tax equivalent basis.

        NM = Not meaningful.

FIRST DATA CORPORATION
FINANCIAL TRANSACTION PROCESSING
KEY INDICATORS
(Unaudited)

March 31,	2003	2002	Change
Card accounts on file (millions)(a)
Domestic cards	297.0	294.2	1%
International cards	27.2	22.8	19%

Total	324.2	317.0	2%

For the Three Months Ended March 31:
North America merchant dollar volume (billions)(b)	$147.7	$121.9	21%
North America merchant transactions (millions) (b)	2,727.2	2,212.3	23%
Payment services transactions (millions):
Consumer-to-consumer money transfer(c)	18.03	14.70	23%
Consumer-to-business(d)	46.10	41.51	11%

(a)
Domestic and international card accounts on file for 2002 have been restated to reflect a reclassification from domestic to international for accounts related to Canada and Latin America that are now considered part of international.

(b)
North America merchant dollar volume includes Visa and MasterCard credit and off-line debit and PIN-based debit at point-of-sale. North America merchant transactions include Visa and MasterCard credit and off-line debit, processed-only customer transactions, and PIN-based debit at point-of-sale.

(c)
Consumer-to-consumer money transfer transactions include North America and International consumer money transfer services.

(d)
Consumer-to-business transactions include Quick Collect, Easy Pay, Phone Pay, Paymap's Just-in-Time and Equity Accelerator services, and E Commerce Group's SpeedPay. Amounts for 2002 include transactions for E Commerce Group and Paymap as if they were consolidated subsidiaries to provide a more meaningful comparison.

FIRST DATA CORPORATION
FINANCIAL TRANSACTION PROCESSING
KEY INDICATORS
(Unaudited)

        The following presents payment services transactions by quarter for 2002 and 2001 as if Paymap Inc. and E Commerce Group Products Inc., which were acquired in April 2002 and June 2002, respectively, were consolidated subsidiaries as of January 1, 2001.

	Three months ended,
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Full year 2002
Payment services transactions (millions):
Consumer-to-consumer money transfer(a)	14.7	16.6	17.7	18.8	67.8
Consumer-to-business(b)	41.5	42.6	43.8	45.1	173.1
	Three months ended,
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Full year 2001
Payment services transactions (millions):
Consumer-to-consumer money transfer(a)	12.3	13.8	14.4	15.3	55.8
Consumer-to-business(b)	33.3	34.6	36.2	36.9	141.0

(a)
Consumer-to-consumer money transfer transactions include North America and International consumer money transfer services.

(b)
Consumer-to-business transactions include Quick Collect, Easy Pay, Phone Pay, Paymap's Just-in-Time and Equity Accelerator services, and E Commerce Group's SpeedPay.

FIRST DATA CORPORATION
2002 QUARTERLY SUMMARY SEGMENT DATA
(Unaudited)
(In millions)

        The following presents the Summary Segment Data for each quarter of 2002 in the format adopted in the third quarter 2002.

	Three months ended,
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Full year 2002
Revenues:
Payment services	$719.1	$779.6	$820.5	$862.6	$3,181.8
Merchant services	623.3	697.4	702.6	736.0	2,759.3
Card issuing services	452.3	462.3	485.1	525.6	1,925.3
Emerging payments	26.9	40.6	37.7	42.0	147.2
All other and corporate	22.7	23.6	22.7	22.1	91.1

Subtotal	1,844.3	2,003.5	2,068.6	2,188.3	8,104.7

Adjustments for items included in segment operations:
Equity earnings in affiliates	(30.4)	(34.0)	(40.0)	(39.0)	(143.4)
Interest income	(1.6)	(1.2)	(1.1)	(1.1)	(5.0)
Eliminations	(72.0)	(78.4)	(80.0)	(89.7)	(320.1)

Consolidated	$1,740.3	$1,889.9	$1,947.5	$2,058.5	$7,636.2

Income before income taxes, minority interest and equity earnings in affiliates:
Segment operating profit:
Payment services	$230.3	$245.7	$285.0	$286.9	$1,047.9
Merchant services	143.3	194.0	196.0	203.8	737.1
Card issuing services	84.5	90.5	97.0	101.0	373.0
Emerging payments	(8.4)	(4.0)	(4.9)	0.7	(16.6)
All other and corporate	(20.7)	(10.7)	(24.2)	(17.0)	(72.6)

Subtotal	429.0	515.5	548.9	575.4	2,068.8

Adjustments for items included in segment operating profit:
Equity earnings in affiliates	(24.1)	(28.0)	(33.6)	(32.9)	(118.6)
Minority interest from segment operations	22.3	29.7	26.2	29.7	107.9
Eliminations	(51.2)	(54.1)	(54.2)	(58.2)	(217.7)
Interest expense	(30.7)	(28.6)	(28.7)	(29.1)	(117.1)
Items excluded from recurring operations	(14.6)	(31.3)	—	(23.1)	(69.0)

Income before income taxes, minority interest and equity earnings in affiliates:	$330.7	$403.2	$458.6	$461.8	$1,654.3

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FIRST DATA ANNOUNCES $0.39 EARNINGS PER SHARE AND 15% REVENUE GROWTH
FIRST DATA CORPORATION SUMMARY FINANCIAL HIGHLIGHTS (Unaudited) (In millions, except per share amounts)
FIRST DATA CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In millions, except per share amounts)
FIRST DATA CORPORATION SUMMARY SEGMENT DATA (Unaudited) (In millions)
FIRST DATA CORPORATION FINANCIAL TRANSACTION PROCESSING KEY INDICATORS (Unaudited)
FIRST DATA CORPORATION FINANCIAL TRANSACTION PROCESSING KEY INDICATORS (Unaudited)
FIRST DATA CORPORATION 2002 QUARTERLY SUMMARY SEGMENT DATA (Unaudited) (In millions)